SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10177

Applica Incorporated

(Exact name of registrant as specified in its charter)

3633 Flamingo Road, Miramar, Florida 33027; (954) 883-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests in Applica Incorporated 2000 Employee Stock Purchase Plan

(Title of each class of securities covered by this Form)

Common Stock, $0.10 par value
Plan interests in Applica Incorporated 401(K) Profit Sharing Plan and Trust

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

     Approximate number of holders of record as of the certification or notice date: 99 .

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Applica Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Applica Incorporated
Date: June 24, 2005	By:	/s/ Terry Polistina
Terry Polistina,
Senior Vice President and Chief Financial Officer